

SOLVAY

SECRETARIAT GENERAL - COMMUNICATION COMPETENCE CENTRE

RECEIVED
2005 MAY 24 A 9:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)

450 Fifth Street, N.W.

USA - WASHINGTON, D.C. 20549
(United States)



Brussels, May 12, 2005

SUPPL

Attention : Special Counsel/Office of International Corporate Finance

PROCESSED
MAY 25 2005
THOMSON FINANCIAL

Dear Sirs,

Reference : 82-2691

This letter is furnished to the Securities and Exchange Commission ("SEC") to update the filing made in order to establish the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by rule 12g3-2(b) thereunder for the common stock (no par value) of Solvay S.A. (formerly Solvay & Cie S.A.) ("the Company").

Attached is copy of the latest press releases issued by the Company.

This information is being furnished under paragraph (b) (l) (I) of Rule 12g3-2 under the Exchange Act, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documentation shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Enclosure

Marie-Jeanne Marchal,
External & Financial Communications Officer
Marie-Jeanne.Marchal@Solvay.com
Tel : 32/2/509.68.27

Embargo : May 10, 2005 at 8:30 AM (Brussels Time)

SOLVAY SIGNS AGREEMENT AIMING AT SELLING INDUSTRIAL FOILS BUSINESS TO RENOLIT A.G.

A new platform for the development of a world-class company

SOLVAY SA announces today that it has signed a memorandum of understanding with RENOLIT A.G. aiming at the sale of its entire Industrial Foils business, active in the production, marketing and sales of plastic foils and sheets to RENOLIT. Both parties will now enter into exclusive talks and intend to finalize the transaction before year end, pending relevant regulatory approval and social procedures.

The agreed price for the transaction is EUR 330 million. This proposed transaction does not include Solvay's rigid plastic foils activities, whose sale to Ineos was announced last January.

The Industrial Foils of SOLVAY are mainly present in Europe with 9 plants located in 8 countries, but also in the United States with one plant located in Commerce (California) as well as in China and Brazil through two joint ventures. The products are intended for a variety of applications, including medical supply, swimming pools, furniture, construction, stationary, automotive, as well as different consumer goods niches. Solvay's Industrial foils generated a total turnover of about EUR 470 million in 2004 with 2 200 employees.

The operation would enable the Industrial Foils to join a Group which considers plastic foils as a core development area, and for which the SOLVAY Industrial Foils activity represents a source for coherent diversification and reinforcement.

"The SOLVAY group's priority is sustainable, profitable growth in selected areas of pharmaceuticals, chemicals and plastics," explained Aloïs Michielsen. "Meeting those objectives in the industrial foils business required a major strategic evolution," said Michielsen. "We are very pleased to see this activity joining RENOLIT, a worldwide player in the plastic film business," he added.

"SOLVAY's Industrial Foils are for us an essential platform of development which would contribute to the coherent business diversification, leadership and growth strategy of RENOLIT," explained Dieter Dengl, chairman of the supervisory board of RENOLIT AG. "The activities we intend to acquire are complementary to ours, in terms of business portfolio, geographical coverage and expertise, to the benefit of our customers" added D. Dengl.

RENOLIT A.G. is an international leader in the manufacture of high-quality thermoplastic films for the purpose of surface finishing and for other technical applications. This independent family-run business, which has been setting benchmarks for quality and innovation for over 50 years, now employs a workforce of 2,300 employees at its16 subsidiaries. The RENOLIT brand enjoys a worldwide reputation for technical expertise, modern product design and customer-orientated service. (www.renolit.com)

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 30,000 people in 50 countries. In 2004 its consolidated sales amounted to EUR 7.9 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. SOLVAY is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

For further information please contact:
SOLVAY S.A. Headquarters
MARTIAL TARDY
Corporate Press Officer
Telephone : 32/2/509.72.30
Fax : 32/2/509.72.40
E-mail : martial.tardy@solvay.com
Internet : www.solvaypress.com

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar

SOLVAY

PRESS RELEASE

82-2691

Embargo : May 10, 2005 at 8:30 AM (Brussels Time)

SOLVAY SIGNS AGREEMENT AIMING AT SELLING INDUSTRIAL FOILS BUSINESS TO RENOLIT A.G.

A new platform for the development of a world-class company

SOLVAY SA announces today that it has signed a memorandum of understanding with RENOLIT A.G. aiming at the sale of its entire Industrial Foils business, active in the production, marketing and sales of plastic foils and sheets to RENOLIT. Both parties will now enter into exclusive talks and intend to finalize the transaction before year end, pending relevant regulatory approval and social procedures.

The agreed price for the transaction is EUR 330 million. This proposed transaction does not include Solvay's rigid plastic foils activities, whose sale to Ineos was announced last January.

The Industrial Foils of SOLVAY are mainly present in Europe with 9 plants located in 8 countries, but also in the United States with one plant located in Commerce (California) as well as in China and Brazil through two joint ventures. The products are intended for a variety of applications, including medical supply, swimming pools, furniture, construction, stationary, automotive, as well as different consumer goods niches. Solvay's Industrial foils generated a total turnover of about EUR 470 million in 2004 with 2 200 employees.

The operation would enable the Industrial Foils to join a Group which considers plastic foils as a core development area, and for which the SOLVAY Industrial Foils activity represents a source for coherent diversification and reinforcement.

"The SOLVAY group's priority is sustainable, profitable growth in selected areas of pharmaceuticals, chemicals and plastics," explained Aloïs Michielsen. "Meeting those objectives in the industrial foils business required a major strategic evolution," said Michielsen. "We are very pleased to see this activity joining RENOLIT, a worldwide player in the plastic film business," he added.

"SOLVAY's Industrial Foils are for us an essential platform of development which would contribute to the coherent business diversification, leadership and growth strategy of RENOLIT," explained Dieter Dengl, chairman of the supervisory board of RENOLIT AG. "The activities we intend to acquire are complementary to ours, in terms of business portfolio, geographical coverage and expertise, to the benefit of our customers" added D. Dengl.

RENOLIT A.G. is an international leader in the manufacture of high-quality thermoplastic films for the purpose of surface finishing and for other technical applications. This independent family-run business, which has been setting benchmarks for quality and innovation for over 50 years, now employs a workforce of 2,300 employees at its16 subsidiaries. The RENOLIT brand enjoys a worldwide reputation for technical expertise, modern product design and customer-orientated service. (www.renolit.com)

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 30,000 people in 50 countries. In 2004 its consolidated sales amounted to EUR 7.9 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. SOLVAY is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

For further information please contact:
SOLVAY S.A. Headquarters
MARTIAL TARDY
Corporate Press Officer
Telephone : 32/2/509.72.30
Fax : 32/2/509.72.40
E-mail : martial.tardy@solvay.com
Internet : www.solvaypress.com

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar